Mitel Networks Corporation

350 Legget Drive

Ottawa, Ontario, Canada

K2K 2W7

April 9, 2015

VIA EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-34699

Dear Mr. Pacho:

Mitel Networks Corporation (the “Company”, “we”, or “us”) hereby acknowledges receipt of the comment letter dated March 24, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 10-K (the “Form 10-K”) and hereby submits this letter in response to the Comment Letter. For ease of reference, the Staff’s comment is reprinted below and followed by the Company’s response.

Note 5. Net Investment in Sales-Type Leases, page 90

1.	We note that you currently sell the rental payments due to the company from some of the sales-type leases and that you maintain reserves against your estimate of potential recourse for the balance of sold rental payments remaining unbilled (recorded separately as a lease recourse liability). In this regard, tell us how you considered the criteria in ASC 860-10-40-5 in concluding that it is appropriate to recognize the sale of the rental payments due to the company as a sale in your financial statements.

We considered each subsection of ASC 860-10-40-5 and concluded that our sales of rental payments under sale agreements with third parties (the “Sale Agreements”) are appropriately classified as sales in our financial statements.

860-10-40-5 requires all of the following conditions to be met for the transferred assets to be considered a sale: a) the transferred financial assets are legally isolated from the transferor, b) the transferee has the right to pledge or exchange the assets and c) the transferor does not maintain effective control.

Based on the terms of the Sale Agreements, we concluded the transferred financial assets are beyond the reach of the powers of a bankruptcy trustee or other receiver for the Company and therefore meet the legal isolation criteria of 860-10-40-5(a). This conclusion is supported in part by an opinion from external legal counsel that affirms the transferred assets would be upheld by a court of relevant jurisdiction as a “true sale”, based on external legal counsel’s analysis of relevant case law of the applicable jurisdiction.

Based on the terms of the Sale Agreements, we concluded the transferee has the right to pledge or exchange the assets and that no condition exists that constrains the transferee from taking advantage of their right to pledge or exchange the assets. Our contracts have specific clauses allowing the transferee to assign, pledge or exchange. For example, one such contract includes the following: “We (the transferee) may, without notice to you, assign to any person all of our right, title and interest… in the contracts”. In addition, our contracts do not include language that constrains a transferee from taking advantage of its right to assign, pledge or exchange the assets. As such, we concluded the sales of the financial assets meet the criteria of 860-10-40-5(b).

Based on the terms of the Sale Agreements, we concluded that the transferee has effective control of the financial assets and that we do not retain effective control, having considered the guidance under 860-10-40-5(c). In particular, we considered the following:

•	We do not have the unilateral ability to cause the holder to return specific financial assets.

•	The Sale Agreements do not permit the transferees to require us to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require us to repurchase them.

•	While we do provide services relating to the assets, including administration and collection, we are paid a fee for this service at what we consider approximates market rates for such service. These services do not affect the transferee’s rights to pledge or exchange the assets.

•	The Sale Agreements do not entitle or obligate us to repurchase or redeem the financial assets before their maturity. The Sale Agreements do contain limited recourse clauses such that we are required to repurchase any financial assets that are in default up to 15% of the total balance of financial assets sold. The recourse is limited and outside of our control since the repurchase is solely dependent on the actions of a third party (the default) and, thus, we do not consider that we retain effective control. This is consistent with 860-10-40-39, which states “A removal-of-accounts provision that can be exercised only in response to a third party’s action that has not yet occurred does not maintain the transferor’s effective control over financial assets potentially subject to that removal-of-accounts provision”. This is also consistent with the specific implementation guidance under 860-10-55-41 4(d). We record a liability for such recourse on our balance sheet based on our historical collection experience, consistent with ASC 860-10-55-46. There are no other recourse or repurchase provisions, provided that the representations, warranties and covenants of the Company under the Sales Agreement are accurate.

Based on the foregoing, we have concluded that the sales of rental payments pursuant to the Sales Agreements are appropriately classified as sales in our financial statements.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (613) 271 7232.

Very truly yours,

/S/ Steven E. Spooner
Steven E. Spooner
Chief Financial Officer
Mitel Networks Corporation

cc:	Adam M. Givertz, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP